Exhibit 99.1

NICE Systems Exceeds $1 Billion in Bookings for 2013

RA’ANANA, ISRAEL, January 13, 2014 – NICE Systems (NASDAQ: NICE) today announced that for 2013 it surpassed $1 billion in bookings for the first time in its history. The company will mark its record achievement and communicate its 2014 sales initiatives at its global sales meetings taking place this month in Asia and the U.S.

Zeevi Bregman, President and CEO, NICE Systems, said, “At the beginning of 2013, we set a goal to exceed $1 billion in bookings, and I am pleased to report that we reached our target. This record breaking year for bookings was made possible by the continued strength in our analytics-based advanced applications. During this year, we also saw the launch of many new and innovative solutions, along with new technology platforms. These achievements would not have been possible without the relentless commitment and hard work of the NICE team.”

The company will provide further details of its 2013 results when it announces its fourth quarter and full-year 2013 results on February 5. A conference call and webcast will follow the announcement of the results. Details of the conference call and webcast will be provided within the next few weeks.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.